

A L E X A N D R I A.

Contact: **Joel S. Marcus**
                  Chief Executive Officer
                  Alexandria Real Estate Equities, Inc.
                  (626) 578-9693

ALEXANDRIA REAL ESTATE EQUITIES, INC.
REPORTS
SECOND QUARTER 2003 RESULTS

– Company Reports Funds from Operations of $1.05 Per Share (Diluted), Up 8%, and
Net Income Available to Common Stockholders of 54 Cents Per Share (Diluted),
Up 15%, for Second Quarter 2003 Over Second Quarter 2002 –

Highlights
- Second Quarter 2003 Funds from Operations (FFO) of $1.05 Per Share (Diluted)
- Second Quarter 2003 Total Revenues Up 15%, FFO Up 21% and FFO Per Share (Diluted) Up 8% Over Second Quarter 2002
- Second Quarter 2003 Net Income Available to Common Stockholders of 54 Cents Per Share (Diluted), Up 15% Over Second Quarter 2002
- Signed 13 Leases for 79,000 Square Feet of Space
- Expanded Unsecured Credit Facility to $440 Million
- Closed $30 Million Fixed Rate Loan at 6.36% Interest Rate

PASADENA, CA. – August 8, 2003 -- Alexandria Real Estate Equities, Inc. (NYSE: ARE) today announced operating and financial results for the quarter ended June 30, 2003.

For the second quarter of 2003, Alexandria reported FFO of $20,084,000, or $1.05 per share (diluted), on total revenues of $40,058,000, compared to FFO of $16,552,000, or 97 cents per share (diluted), on total revenues of $34,841,000 for the second quarter of 2002. Comparing the second quarter of 2003 to the second quarter of 2002, total revenues increased 15%, FFO increased 21% and FFO per share (diluted) increased 8%. FFO is a non-GAAP measure widely used by publicly-traded real estate investment trusts. A reconciliation of FFO to GAAP net income is included in the financial information accompanying this press release. Net income available to common stockholders for the second quarter of 2003 was $10,324,000, or 54 cents per share (diluted), compared to net income available to common stockholders of $7,995,000, or 47 cents per share (diluted), for the second quarter of 2002.

For the six months ended June 30, 2003, Alexandria reported FFO of $39,924,000, or $2.08 per share (diluted), on total revenues of $80,671,000, compared to FFO of $32,487,000, or $1.92 per share (diluted), on total revenues of $68,513,000 for the six months ended June 30, 2002. Net income available to common stockholders for the six months ended June 30, 2003 was $20,248,000, or $1.06 per share (diluted), as compared to $15,693,000, or 93 cents per share (diluted), for the six months ended June 30, 2002.

(more)

The Company announced that it had signed a total of 13 leases during the second quarter for approximately 79,000 square feet of space at 10 different properties (excluding 18 month-to-month leases which were effective during the quarter). Of this total, approximately 48,000 square feet were for redeveloped, developed or previously vacant space at eight properties, approximately 31,000 square feet of which were delivered from the Company's redevelopment or development programs with the remaining approximately 17,000 square feet for previously vacant space. The remaining approximately 31,000 square feet were for new or renewal leases related to previously leased space. Rental rates for new or renewal leases were on average approximately 18% higher than expiring leases. For the six months ended June 30, 2003, the Company signed a total of 32 leases for approximately 260,000 square feet of space (excluding month-to-month leases). Of this total, approximately 98,000 square feet were for redeveloped, developed or previously vacant space at 13 different properties, of which approximately 57,000 square feet were delivered from the Company's redevelopment or development programs. The remaining 162,000 square feet was for new or renewal space with rental rates on average approximately 7% lower than expiring leases. Excluding one lease for approximately 21,000 square feet in the San Francisco Bay market, rental rates for new or renewal leases for the six months period were on average approximately 3% higher than expiring rates.

In June 2003, the Company increased its unsecured credit facility from $425 million to $440 million. The facility matures in July 2005, and the Company has the right to extend the facility for an additional year at its option.

The Company also announced the closing of a secured debt financing for $30 million in August 2003. The debt bears interest at 6.36% and is payable based on a 30-year amortization schedule, and is due in 2013.

Based on the Company's current view of existing market conditions and certain assumptions, the Company has updated and revised its earnings guidance:

	2003	2004
Fully diluted net income per common share *	$2.24	$2.71
Fully diluted FFO per common share	$4.23	$4.55

* excludes gains or losses on sales

Alexandria Real Estate Equities, Inc. is a publicly traded real estate operating company focused principally on the ownership, operation, management, acquisition, expansion and selective redevelopment and development of properties containing office/laboratory space. Such properties are designed and improved for lease primarily to pharmaceutical, biotechnology, life science product and service companies, not-for-profit scientific research institutions, universities and related government agencies. Alexandria's portfolio currently consists of 88 properties comprising approximately 5.7 million square feet of office/laboratory space.

This press release contains forward-looking statements within the meaning of the federal securities laws. The Company's actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the Company's Form 10-K Annual Report and other periodic reports filed with the Securities and Exchange Commission.

(Tables follow)

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
Income statement data				
Total revenues	$ 40,058	$ 34,841	$ 80,671	$ 68,513
Expenses				
Rental operations	8,347	6,898	17,133	13,556
General and administrative	3,544	3,308	7,093	6,781
Interest	6,512	6,517	13,383	12,876
Depreciation and amortization	9,760	8,314	19,221	16,308
	28,163	25,037	56,830	49,521
Income from continuing operations	11,895	9,804	23,841	18,992
Income from discontinued operations	654	416	857	831
Net income	12,549	10,220	24,698	19,823
Dividends on preferred stock	2,225	2,225	4,450	4,130
Net income available to common stockholders	$ 10,324	$ 7,995	$ 20,248	$ 15,693
Weighted average shares of common stock outstanding				
-Basic	18,952,445	16,747,201	18,924,290	16,579,163
-Diluted	19,190,472	17,117,830	19,160,395	16,920,762
Basic income per common share				
Income from continuing operations	$ 0.63	$ 0.59	$ 1.26	$ 1.15
Income from discontinued operations	$ 0.03	$ 0.02	$ 0.05	$ 0.05
Net income	$ 0.66	$ 0.61	$ 1.31	$ 1.20
Net income available to common stockholders	$ 0.54	$ 0.48	$ 1.07	$ 0.95
Diluted income per common share				
Income from continuing operations	$ 0.62	$ 0.57	$ 1.24	$ 1.12
Income from discontinued operations	$ 0.03	$ 0.02	$ 0.04	$ 0.05
Net income	$ 0.65	$ 0.60	$ 1.29	$ 1.17
Net income available to common stockholders	$ 0.54	$ 0.47	$ 1.06	$ 0.93

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
Funds from operations (1)				
Net income	$ 12,549	$ 10,220	$ 24,698	$ 19,823
Add				
Depreciation and amortization (2)	9,760	8,557	19,221	16,794
Loss on sale of property (3)	-	-	455	-
Subtract				
Dividends on preferred stock	(2,225)	(2,225)	(4,450)	(4,130)
Funds from operations (FFO)	$ 20,084	$ 16,552	$ 39,924	$ 32,487
FFO per common share				
-Basic	$ 1.06	$ 0.99	$ 2.11	$ 1.96
-Diluted	$ 1.05	$ 0.97	$ 2.08	$ 1.92
Reconciliation of net income available to common stockholders per share (diluted) to FFO per common share (diluted)				
Net income available to common stockholders per share (diluted)	$ 0.54	$ 0.47	$ 1.06	$ 0.93
Depreciation and amortization per common share (2)	$ 0.51	$ 0.50	$ 1.00	$ 0.99
Loss on sale of property per common share (3)	$ -	$ -	$ 0.02	$ -
FFO per common share (diluted)	$ 1.05	$ 0.97	$ 2.08	$ 1.92

	As of June 30, 2003	As of June 30, 2002
Balance sheet data		
Rental properties, net	$ 977,521	$ 855,287
Total assets	$ 1,231,751	$ 1,041,754
Total liabilities	$ 742,278	$ 634,581
Stockholders' equity	$ 489,473	$ 407,173

(1) GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the mis-correlation between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of funds from operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper"), which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance of REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. We believe that net income is the most directly comparable GAAP financial measure to FFO.

(2) Includes depreciation and amortization on assets held for sale reflected as discontinued operations (for the periods prior to when such assets were designated as held for sale.

(3) Loss on sale of property relates to the disposition of a property in the San Francisco Bay market during the quarter ended March 31, 2003. This loss is included on the income statement in income from discontinued operations.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Supplemental Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

Quarterly Supplemental Financial Information

	For the Three Months Ended				
	6/30/2003	3/31/2003	12/31/2002	9/30/2002	6/30/2002
Operational data					
Breakdown of Revenues from Continuing Operations (a)					
Rental Income	$ 31,670	$ 31,646	$ 30,412	$ 28,654	$ 27,853
Tenant Recoveries	7,975	8,623	8,360	7,911	6,683
Interest and Other Income	413	344	523	299	305
Total	$ 40,058	$ 40,613	$ 39,295	$ 36,864	$ 34,841
Funds from Operations Per Share - Diluted (b)	$ 1.05	$ 1.04	$ 1.03	$ 0.98	$ 0.97
Dividends Per Share on Common Stock	$ 0.53	$ 0.53	$ 0.50	$ 0.50	$ 0.50
Dividend Payout Ratio (Common Stock)	50.5%	50.8%	48.4%	52.4%	53.5%

	As of				
	6/30/2003	3/31/2003	12/31/2002	9/30/2002	6/30/2002
Other data					
Number of Shares of Common Stock Outstanding					
at end of period	19,058,773	19,006,223	18,973,957	18,969,425	16,897,050
Number of Properties (c)					
Acquired/completed during period	--	1	2	2	2
Sold/reconstruction during period	--	(2)	--	--	--
Owned at end of period	88	88	89	87	85
Square Feet (c)					
Acquired/completed during period	--	51,340	158,336	98,497	170,244
Sold/reconstruction during period	--	(70,281)	--	--	--
Owned at end of period	5,728,208	5,728,208	5,747,149	5,588,813	5,490,316

(a)   The historical results above exclude the results of assets held for sale which have been reflected as discontinued operations.

(b)   The White Paper on Funds from Operations ("FFO") issued by the Board of Governors of the National Association of Real Estate Investment Trusts in April 2002 defines FFO as net income, computed in accordance with generally accepted accounting principles, excluding gains or (losses) from sales, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. See page 4 for a reconciliation of FFO for the current quarter to net income, the most directly comparable GAAP financial measure.

(c)   Includes assets held for sale.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	June 30, 2003	December 31, 2002
Assets		
Rental properties, net	$ 977,521	$ 976,422
Properties under development	130,231	68,386
Cash and cash equivalents	3,998	3,790
Tenant security deposits and other restricted cash	9,967	8,020
Tenant receivables	2,470	2,641
Deferred rent	29,463	26,063
Other assets	78,101	73,921
Total assets	$ 1,231,751	$ 1,159,243
Liabilities and stockholders' equity		
Secured notes payable	$ 311,812	$ 276,878
Unsecured line of credit	370,000	338,000
Accounts payable, accrued expenses and tenant security deposits	48,476	47,118
Dividends payable	11,990	11,394
Total liabilities	742,278	673,390
Total stockholders' equity	489,473	485,853
Total liabilities and stockholders' equity	$ 1,231,751	$ 1,159,243

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Debt
June 30, 2003
(Dollars in thousands)
(Unaudited)

Principal Amortization/Maturities (1)

Year	Amount	
2003	$ 3,069	
2004	9,221	
2005	28,174	(2)
2006	25,367	
2007	31,383	
Thereafter	213,030	
Subtotal	310,244	
Unamortized Premium	1,568	
Total	$ 311,812	

Secured and Unsecured Debt Analysis

	Balance	Weighted Average Effective Interest Rate		Weighted Average Maturity
Secured Debt	$ 311,812	7.14%		6.9 Years
Unsecured Debt	370,000	2.84%	(3)	2.1 Years
Total Debt	$ 681,812	4.81%		4.3 Years

Floating and Fixed Rate Debt Analysis

	Balance	Weighted Average Effective Interest Rate		Weighted Average Maturity
Fixed Rate Debt	$ 289,292	7.47%		7.3 Years
Floating Rate Debt	392,520	2.84%	(3)	2.1 Years
Total Debt	$ 681,812	4.81%		4.3 Years

(1) Excludes the line of credit

(2) Of this amount, $22,520,000 represents the outstanding balance on a loan related to a property developed in the San Francisco Bay market, which has a maturity of January 2005, and may be extended, at the borrower's option, for an additional year.

(3) Does not reflect the impact of swap agreements which hedge certain floating rate debt.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Interest Rate Swap Agreements
June 30, 2003
(Dollars in thousands)
(Unaudited)

Transaction Dates	Effective Dates	Notional Amounts	Interest Pay Rates (1)	Termination Dates
March 2002	December 31, 2002	$ 50,000	5.364%	December 31, 2004
July 2002	January 1, 2003	$ 25,000	3.855%	June 30, 2005
July 2002	January 1, 2003	$ 25,000	3.865%	June 30, 2005
December 2002	January 2, 2003	$ 25,000	3.285%	June 30, 2006
December 2002	January 2, 2003	$ 25,000	3.285%	June 30, 2006
November 2002	June 1, 2003	$ 25,000	3.115%	December 31, 2005
November 2002	June 1, 2003	$ 25,000	3.155%	December 31, 2005

(1) For all interest rate swap agreements, interest is received based on one month LIBOR.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Operating Portfolio
June 30, 2003
(Dollars in thousands)

Markets	Number of Properties	Rentable Square Feet	Annualized Base Rent	Occupancy Percentages	
California - Pasadena	1	31,343	$ 417	66.5%	
California - San Diego	21	953,258	26,407	95.1%	
California - San Francisco Bay	9	515,526	16,188	100.0%	
Eastern Massachusetts	10	695,394	24,366	90.8%	
New Jersey/Suburban Philadelphia	6	346,919	6,251	100.0%	
Southeast	5	259,414	4,309	87.2%	(1)
Suburban Washington D.C.	21	1,730,555	28,374	96.1%	
Washington - Seattle	5	440,284	16,106	99.8%	
Total (2)	78	4,972,693	$ 122,418	95.5%	

(1) All, or substantially all, of the vacant space is office or warehouse space.
(2) Excludes properties under full or partial redevelopment.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Same Property Comparisons
(Dollars in thousands)
(Unaudited)

	GAAP Basis (1)			Cash Basis (1)		
	Quarter Ended			Quarter Ended		
	6/30/03	6/30/02	% Change	6/30/03	6/30/02	% Change
Revenue	$ 30,100	$ 29,080	3.5%	$ 29,506	$ 28,500	3.5%
Operating expenses	6,485	5,898	10.0%	6,485	5,898	10.0%
Revenue less operating expenses	$ 23,615	$ 23,182	1.9%	$ 23,021	$ 22,602	1.9%

	GAAP Basis (1)			Cash Basis (1)		
	Six Months Ended			Six Months Ended		
	6/30/03	6/30/02	% Change	6/30/03	6/30/02	% Change
Revenue	$ 57,077	$ 54,698	4.3%	$ 55,763	$ 53,051	5.1%
Operating expenses	12,214	10,791	13.2%	12,214	10,791	13.2%
Revenue less operating expenses	$ 44,863	$ 43,907	2.2%	$ 43,549	$ 42,260	3.1%

NOTE: This summary represents operating data for all properties that were owned and fully operating for the entire periods presented (the "Second Quarter Same Properties" for the Quarterly periods and "Six Months Same Properties" for the Six Month periods).

(1) Revenue less operating expenses computed under GAAP is total revenue associated with the Second Quarter Same Properties and the Six Months Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses. Under GAAP, rental revenue is recognized on a straight-line basis over the respective lease terms. Revenue less operating expenses on a cash basis is total revenue associated with the Second Quarter Same Properties and the Six Months Same Properties, as applicable, (excluding termination fees, if any) less property operating expenses, adjusted to exclude the effect of straight-line rent adjustments required by GAAP. Straight-line adjustments for the quarter ended June 30, 2003 and 2002 for the Second Quarter Same Properties were $594,000 and $580,000, respectively. Straight-line rent adjustments for the six months ended June 30, 2003 and 2002 for the Six Months Same Properties were $1,314,000 and $1,647,000, respectively. We believe that revenue less operating expenses on a cash basis is helpful to investors as an additional measure of operating performance because it eliminates non-cash adjustments to rental revenue.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Quarter Ended June 30, 2003

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes	TI's/Lease Commissions Per Foot	Average Lease Terms
Leasing Activity							
Lease Expirations							
Cash Basis	28	170,345	$25.52	--	--	--	--
GAAP Basis	28	170,345	$25.25	--	--	--	--
Renewed / Releasable Space Leased							
Cash Basis	4	30,697	$15.00	$16.76	11.7%	$0.36	1.4 years
GAAP Basis	4	30,697	$14.38	$16.97	18.0%	$0.36	1.4 years
Month-to-Month Leases In Effect							
Cash Basis	18	83,111	$19.85	$19.84	-0.1%	--	--
GAAP Basis	18	83,111	$19.79	$19.80	0.1%	--	--
Redeveloped/Developed/ Vacant Space Leased							
Cash Basis	9	47,882	--	$24.37	--	$3.54	5.6 Years
GAAP Basis	9	47,882	--	$24.46	--	$3.54	5.6 Years
Leasing Activity Summary							
Excluding Month-to-Month Leases							
Cash Basis	13	78,579	--	$21.39	--	--	--
GAAP Basis	13	78,579	--	$21.54	--	--	--
Including Month-to-Month Leases							
Cash Basis	31	161,690	--	$20.59	--	--	--
GAAP Basis	31	161,690	--	$20.64	--	--	--

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Six Months Ended June 30, 2003

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes		TI's/Lease Commissions Per Foot	Average Lease Terms
Leasing Activity								
Lease Expirations								
Cash Basis	40	274,348	$24.02	--	--		--	--
GAAP Basis	40	274,348	$23.99	--	--		--	--
Renewed / Releasable Space Leased								
Cash Basis	13	162,116	$25.35	$22.27	-12.1%	(a)	$0.92	2.0 Years
GAAP Basis	13	162,116	$25.48	$23.75	-6.8%	(a)	$0.92	2.0 Years
Month-to-Month Leases In Effect								
Cash Basis	18	83,111	$20.01	$19.81	-1.0%		--	--
GAAP Basis	18	83,111	$19.83	$19.77	-0.3%		--	--
Redeveloped/Developed/								
Vacant Space Leased								
Cash Basis	19	98,171	--	$27.14	--		$2.56	4.0 Years
GAAP Basis	19	98,171	--	$27.42	--		$2.56	4.0 Years
Leasing Activity Summary								
Excluding Month-to-Month Leases								
Cash Basis	32	260,287	--	$24.11	--		--	--
GAAP Basis	32	260,287	--	$25.13	--		--	--
Including Month-to-Month Leases								
Cash Basis	50	343,398	--	$23.07	--		--	--
GAAP Basis	50	343,398	--	$23.84	--		--	--

(a) Excluding a lease for 21,316 square feet in the San Francisco Bay market, rental rates for renewed or released space were on average 2.1% higher than expiring rates on a Cash Basis and 3.4% higher than expiring rates on a GAAP Basis.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Lease Expirations
June 30, 2003

Year of Lease Expiration	Number of Leases Expiring		Square Footage of Expiring Leases	Percentage of Aggregate Portfolio Lease Square Feet	Annualized Base Rent of Expiring Leases (per square foot)
2003	45	(1)	423,512	8.3%	$21.12
2004	45		565,104	11.1%	$20.95
2005	19		275,925	5.4%	$28.09
2006	31		783,735	15.4%	$23.70
2007	13		315,001	6.2%	$24.32

(1) Includes 21 month-to-month leases and leases expiring between July 1, 2003 and December 31, 2003.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Development
June 30, 2003

Markets	Estimated In-Service Dates	Total Rentable Square Footage
California – San Diego	4Q03	45,000
Southeast	2Q04	96,000
Suburban Washington D.C.	3Q03	95,000
Suburban Washington D.C.	4Q04	76,000
Washington – Seattle	3Q04	165,000
Total		477,000

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Redevelopment
June 30, 2003

Markets	Estimated In-Service Dates	Total Rentable Square Footage of Property (1)	Total Square Footage Being Redeveloped
California – San Diego	4Q03	17,590	17,590
California – San Francisco Bay (2)	Various	153,837	45,141
California – San Francisco Bay	Various	98,964	42,632
Eastern Massachusetts	4Q03	40,000	40,000
Eastern Massachusetts	1Q04	96,150	96,150
Eastern Massachusetts	3Q04	51,340	41,796
Southeast	Various	119,916	50,519
Suburban Washington D.C.	Various	131,415	67,709
Washington – Seattle	TBD	46,303	15,178
Total		755,515	416,715

(1) Average occupancy for properties under full or partial redevelopment as of June 30, 2003 was approximately 44.8%.

(2) Includes two adjacent properties.

Summary of Capital Expenditures
For the Six Months Ended June 30, 2003
(Dollars in thousands)

Property-related capital expenditures (1)	$ 389
Leasing costs (2)	$ 259
Property-related redevelopment costs (3)	$ 25,815
Property-related development costs	$ 18,846
Purchase of property under development	$ 36,332
Purchase of rental property (4)	$ 7,089

(1) Property-related capital expenditures include all capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures or costs related to the redevelopment of a property. Capital expenditures fluctuate in any given period due to the nature, extent or timing of improvements required and the extent to which they are recoverable from tenants. Approximately 88% of our leases (based on rentable square feet) provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing). In addition, we implement an active preventative maintenance program at each of our properties to minimize capital expenditures.

(2) Leasing costs consist of tenant improvements and leasing commissions related to leasing of acquired vacant space and second generation space. Leasing costs exclude tenant improvements that are revenue-enhancing.

(3) Includes certain capital expenditures recoverable from tenants.

(4) Purchase amount includes the assumption of a secured note payable of approximately $3,384,000.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Conference Call Information
For the Second Quarter Ended June 30, 2003

Alexandria Real Estate Equities, Inc. will be hosting a conference call to discuss its operating and financial results for the second quarter ended June 30, 2003.

Date: August 11, 2003

Time: 12:00 Noon Eastern Daylight Time

Phone Number: (913) 981-5510

Confirmation Code: 452600